UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                      CALIFORNIA COASTAL COMMUNITIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)


                                    129915203
                                  (CUSIP Number)

                               September 12, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Mercury Real Estate Advisors LLC

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                       -0-
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         545,365
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                     -0-
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    545,365
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         545,365
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         OO

CUSIP No. 129915203                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Mercury Targeted Securities Fund LP

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                       -0-
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         545,365
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                     -0-
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    545,365
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         545,365
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         PN

CUSIP No. 129915203                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        David R. Jarvis

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                      6,000
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         545,365
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                    6,000
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    545,365
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         551,365
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN

CUSIP No. 129915203                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Malcolm F. MacLean IV

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                      2,800
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         545,365
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                    2,800
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    545,365
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         548,165
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN

Item 1(a).   Name of Issuer:

                  California Coastal Communities, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  6 Executive Circle, Suite 250
                  Irvine, California 92614

Item 2(a).   Name of Person Filing:

                  This Schedule is being jointly filed by:

                  (i) Mercury Real Estate Advisors LLC, a Delaware limited liability company ("Mercury Advisors"), with respect to the shares held by Mercury Targeted Securities Fund LP, a private investment partnership formed under the laws of the State of Delaware (the "Mercury Fund"). Mercury Advisors is the investment advisor to the Mercury Fund. As such, Mercury Advisors has investment discretion with respect to any transactions in the subject securities, which transactions are generally reviewed by the investment committee of the general partner of the Mercury Fund.

                  (ii) The Mercury Fund with respect to shares held by it. Mercury Advisors is the investment advisor to the Mercury Fund. As such, Mercury Advisors has investment discretion with respect to any transactions in the subject securities, which transactions are generally reviewed by the investment committee of the general partner of the Mercury Fund.

                  (iii) David R. Jarvis, a Managing Member of Mercury  Advisors,
                        with respect to (i) 545,365 shares held by the Mercury Fund, and (ii) 6,000 shares owned individually by Mr. Jarvis.

                  (iv) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to (i) 545,365 shares held by the Mercury Fund, and (ii) 2,800 shares owned individually by Mr. MacLean.


Item 2(b).   Address of Principal Business Office or, if None, Residence:

                  100 Field Point Road
                  Greenwich, CT 06830

Item 2(c).   Citizenship:

                  (i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.
                  (ii) Mercury Targeted Securities Fund LP is a Delaware limited partnership.
                  (iii) Mr. Jarvis is a United States citizen.
                  (iv)  Mr. MacLean is a United States citizen.

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.05 per share

Item 2(e).   CUSIP Number:  129915203


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

            (a)   [ ] Broker or Dealer registered under section 15 of the Act,

            (b)   [ ] Bank as defined in section 3(a)(6) of the Act,

            (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

            (e)   [ ]     An      investment      adviser     in      accordance
                  withss.240.13d-1(b)(1)(ii)(E),

            (f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F),

            (g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G),

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

            (j)   [ ] A group, in accordance withss.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Mercury Real Estate Advisors LLC:
         --------------------------------

         (a)  Amount beneficially owned:        545,365 shares

         (b)  Percent of class:    5.4%

         (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: None
                  (ii)  Shared  power to vote or to  direct  the  vote:  545,365 shares
                  (iii) Sole power to dispose or to direct the  disposition  of:
                        None
                  (iv)  Shared power to dispose or to direct the disposition of:
                        545,365 shares

         Mercury Targeted Securities Fund LP:
         -----------------------------------

         (a)  Amount beneficially owned: 545,365 shares

         (b)  Percent of class:    5.4%

         (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: None
                  (ii)  Shared  power to vote or to  direct  the  vote:  545,365 shares
                  (iii) Sole power to dispose or to direct the  disposition  of:
                        None
                  (iv)  Shared power to dispose or to direct the disposition of:
                        545,365 shares

         David R. Jarvis:
         ---------------

         (a)  Amount beneficially owned:  551,365 shares

         (b)  Percent of class: 5.4%

         (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 6,000 shares
                  (ii)  Shared  power to vote or to  direct  the  vote:  545,365 shares
                  (iii) Sole power to dispose or to direct the  disposition  of:
                        6,000 shares
                  (iv)  Shared power to dispose or to direct the disposition of:
                        545,365 shares

         Malcolm F. MacLean IV:
         ---------------------

         (a)  Amount beneficially owned:  548,165 shares

         (b)  Percent of class: 5.4%

         (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 2,800 shares
                  (ii)  Shared  power to vote or to  direct  the  vote:  545,365 shares
                  (iii) Sole power to dispose or to direct the  disposition  of:
                        2,800
                  (iv)  Shared power to dispose or to direct the disposition of:
                        545,365 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

         By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 2003


                          Mercury Real Estate Advisors LLC

                          /s/ David R. Jarvis
                          -------------------------------------
                          Name:  David R. Jarvis
                          Title:  Managing Member


                          Mercury Targeted Securities Fund LP

                          By:  Mercury Securities LLC, its general
                          partner

                          By:  /s/ David R. Jarvis
                          -------------------------------------
                          Name:  David R. Jarvis
                          Title:  Managing Member


                          /s/ David R. Jarvis
                          -------------------------------------
                          David R. Jarvis, an individual

                          /s/ Malcolm F. MacLean IV
                          -------------------------------------
                          Malcolm F. MacLean IV, an individual

                                  Exhibit Index


The following exhibits are filed with the report on Schedule 13G:

Exhibit A: Joint Filing Agreement dated September 22, 2003 between Mercury Real Estate Advisors LLC, Mercury Targeted Securities Fund LP, David R. Jarvis and Malcolm F. MacLean IV.

                                    Exhibit A



                             Joint Filing Agreement

Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Targeted Securities Fund LP, a Delaware limited partnership, David R. Jarvis, an individual and Malcolm F. MacLean IV, an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  September 22, 2003


                             Mercury Real Estate Advisors LLC

                             /s/ David R. Jarvis
                             -------------------------------------
                             Name:  David R. Jarvis
                             Title:  Managing Member


                             Mercury Targeted Securities Fund LP

                             By:  Mercury Securities LLC, its general
                             partner

                             By:  /s/ David R. Jarvis
                             -------------------------------------
                             Name:  David R. Jarvis
                             Title:  Managing Member

                             /s/ David R. Jarvis
                             -------------------------------------
                             David R. Jarvis, an individual

                             /s/ Malcolm F. MacLean IV
                             -------------------------------------
                             Malcolm F. MacLean IV, an individual